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AN... AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 26119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Presidio Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Navarro Street, Suite 730
(No. and Street)

San Antonio (City) — Texas (State) — 78205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) — **Irving** (City) — **Texas** (State) — **75063** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel N. Boldrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Financial Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Noemi R Divas
My Commission Expires
September 17, 2006
NOTARY PUBLIC STATE OF TEXAS

Noemi R Divas
Notary Public

SN Boldrick
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDIO FINANCIAL SERVICES, INC.

FINANCIAL REPORT

DECEMBER 31, 2002

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Presidio Financial Services, Inc.

We have audited the accompanying statement of financial condition of Presidio Financial Services, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidio Financial Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 30, 2003

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 121,188
Receivable from clearing broker/dealer	11,149
Receivable from related party	2,800
Clearing deposit	50,000
Prepaid expenses	11,822
Employee advances	6,202
Marketable securities	10,000
Property and equipment, net of accumulated depreciation of $17,125	7,812
TOTAL ASSETS	$ 220,973

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 11,077
Payable to related party	52,532
TOTAL LIABILITIES	63,609
Stockholder's Equity	
Common stock, 50,000 shares authorized with $.50 par value, 12,000 shares issued and outstanding	6,000
Additional paid-in capital	75,050
Retained earnings	76,314
TOTAL STOCKHOLDER'S EQUITY	157,364
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 220,973

See notes to financial statements.

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Income
Year Ended December 31, 2002

Revenue	
Securities commissions	$ 381,529
Trading profits	259,786
Interest	7,414
TOTAL REVENUE	648,729
Expenses	
Compensation and related costs	313,902
Clearing charges	132,051
Management fees	30,000
Communications	83,446
Occupancy and equipment costs	18,237
Regulatory fees and expenses	6,754
Errors	1,225
Other expenses	76,075
TOTAL EXPENSES	661,690
Net loss before other losses	(12,961)
Other Losses	
Unrealized loss on marketable securities	3,000
Unrealized loss on non-marketable securities	3,300
TOTAL OTHER LOSSES	6,300
Net loss before provision for income tax	(19,261)
Provision for income tax	245
NET LOSS	$ (19,506)

See notes to financial statements.

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2001 as previously reported	12,000	$ 6,000	$ 9,328	$ 211,542	$ 226,870
Adjustment for correction of prior year error (see Note 1)	-	-	65,722	(65,722)	-
Balances at December 31, 2001 as restated	12,000	6,000	75,050	145,820	226,870
Net loss	-	-	-	(19,506)	(19,506)
Dividends to Parent	-	-	-	(50,000)	(50,000)
Balances at December 31, 2002	12,000	$ 6,000	$ 75,050	$ 76,314	$ 157,364

See notes to financial statements.

PRESIDIO FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (19,506)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	4,858
Unrealized loss on marketable securities	3,000
Unrealized loss on non-marketable securities	3,300
Changes in assets and liabilities	
Decrease in receivable from clearing broker/dealer	7,972
Decrease in receivable from related party	4,642
Decrease in prepaid expenses	1,289
Increase in employee advances	(6,202)
Decrease in accounts payable	(25,278)
Increase in payable to related party	24,944
Net cash used in operating activities	(981)
Cash flows from investing activities:	
Purchase of property and equipment	(915)
Cash flows from financing activities:	
Dividends to Parent	(50,000)
Net decrease in cash and cash equivalents	(51,896)
Cash equivalents at beginning of year	173,084
Cash and cash equivalents at end of year	$ 121,188

Non-Cash Investing Activities:

Non-marketable securities owned by the Company with a cost totaling $13,000 become marketable during the year (See Note 4).

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

PRESIDIO FINANCIAL SERVICES, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Presidio Financial Services, Inc., (the Company) was organized in March 1981 as a Texas corporation. The Company is a wholly owned subsidiary of TTC Holdings of Delaware, Inc., (Parent).

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's customers are institutions located throughout the United States and individuals primarily in Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Correction of Prior Year Error

The Company did not record a provision for income taxes and the related payable to Parent totaling $65,722 and the additional capital contributed by the Parent of $65,722 to eliminate the liability to the Parent in the prior year. The net effect of this error is an increase in additional paid-in capital of $65,722 and a decrease in retained earnings of $65,722 and a net effect to equity of zero.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Marketable Securities

Marketable securities are held for investment purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of five to seven years

Security Transactions

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $50,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $125,104 and $100,000, respectively. The Company's net capital ratio was .51 to 1.

Note 4 - Marketable / Non-Marketable Securities

The Company's marketable securities consist of 1,000 shares of common stock of the Nasdaq Stock Market, Inc. with a market value of $10,000, cost of $13,000 and accumulated unrealized losses of $3,000. The unrealized loss for the year ended December 31, 2002 was $3,000.

The Company's non-marketable securities consist of 300 warrants of the NASD to purchase shares of common stock of the Nasdaq Stock Market, Inc. with a fair value of zero, cost of $3,300 and accumulated unrealized losses of $3,300. The unrealized loss for the year ended December 31, 2002 was $3,300. Each warrant entitles the Company to purchase four shares of common stock. The warrants are exercisable as follows:

Note 4 - Marketable / Non-Marketable Securities (continued)

Shares subject to exercise	Exercisable on or after	Expiration	Exercise Price
300	June 28, 2002	June 27, 2003	$13
300	June 30, 2003	June 25, 2004	$14
300	June 28, 2004	June 27, 2005	$15
300	June 28, 2005	June 27, 2006	$16

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Computer equipment	$ 22,073
Furniture and fixtures	562
Leasehold improvements	2,302
	24,937
Accumulated depreciation	(17,125)
	$ 7,812

Depreciation expense for the year was $4,858 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Income Taxes

The Company is included in the consolidated income tax return of its Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent. There were no amounts due to or from the Parent for income taxes at December 31, 2002.

The primary difference between income tax expense attributable to continuing operations for the year and the amount of income tax expense that would result from applying domestic federal statutory rates to pretax income from continuing operations is the cash basis method of accounting used by the Company for income tax purposes.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company's cash equivalents, receivable from clearing broker/dealer and clearing deposit are held at or due from the Company's clearing broker/dealer. The Company has a total of $167,364, or approximately 76%, of its assets in amounts held at or due from the Company's clearing broker/dealer.

Note 8 - Related Party Transactions

The Company has a management and administrative services agreement with Duncan Smith Investments, Inc., (DSI), a Texas corporation, and a related party. The agreement became effective April 30, 1998 and remains in effect until April 30, 2003, unless sooner terminated as provided for in the agreement. Under the agreement, DSI provides the Company with management, operational and administrative services and is entitled to receive a management fee equal to $2,500 per month during the term of the agreement. In addition, DSI shall receive an incentive fee during the term of the agreement and for five years following the termination of the agreement. The incentive fee is payable when the Company's calendar year adjusted net income, as defined, equals or exceeds $120,000. The fee ranges from 10% of adjusted net income at $120,000 to 17.5% when adjusted net income exceeds $160,000. No incentive fee is due when adjusted net income is less than $120,000 in any calendar year. The incentive fee is calculated on a calendar year basis and, if any, is payable each February 15th. Under this agreement, DSI earned $30,000 in management fees and did not earn any incentive fees for the year ended December 31, 2002.

The Company reimburses Duncan-Smith Co., (DSC), DSI's Parent, and a related party, for certain costs at pre-determined rates. The Company reimbursed DSC $2,130 for rent, supplies and other expenses during 2002.

Commissions paid to DSC during 2002 totaled $40,804 and are reflected in the accompanying statement of income as compensation and related costs.

Note 8 - Related Party Transactions (continued)

The Company entered into an agreement effective December 2001 and expiring November 2008 with a related party under which the related party will provide the Company with office space and administrative and accounting services. The agreement is cancelable at any time by either party. The agreement calls for rent payments ranging from $929 to $1,060 per month. The agreement also calls for payment of $3,000 per month for administrative and accounting services and payments for insurance in amounts to be determined monthly by the related party. The amount incurred under this agreement totaled $47,170 for the year ended December 31, 2002.

The related party also acts as a common paymaster for employees of the Company and as such receives reimbursement for salaries, payroll taxes and insurance from the Company. Amounts payable to the related party for salaries, payroll taxes and insurance total $52,532 at December 31, 2002.

Schedule I

PRESIDIO FINANCIAL SERVICES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2002

Total stockholder's equity qualified for net capital	$ 157,364
Deductions and/or charges	
Non-allowable assets:	
Receivable from related party	2,800
Prepaid expenses	11,822
Employee advances	6,202
Property and equipment, net	7,812
Total deductions and/or charges	28,636
Net capital before haircuts	128,728
Haircuts on securities:	
Cash equivalents	2,124
Marketable securities	1,500
Total haircuts on securities	3,624
Net Capital	$ 125,104
Aggregate indebtedness	
Accounts payable	$ 11,077
Payable to related party	52,532
Total aggregate indebtedness	$ 63,609
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 25,104
Ratio of aggregate indebtedness to net capital	.51 to 1

Schedule II

PRESIDIO FINANCIAL SERVICES, INC.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2002

Net Capital	
Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2001 (unaudited)	$ 119,404
Audit adjustments:	
Increase in non-allowable receivables	(2,800)
Reclassification of non-marketable to marketable securities	10,000
Increase in haircuts on securities	(1,500)
Net capital as computed on Schedule I	$ 125,104

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Presidio Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Presidio Financial Services, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 30, 2003